



Wing It On Wheels Small Business Bond™

Bond Terms:

Bond Yield: 8%

Target Raise Amount: $40,000

Offering End Date: April 21, 2021

Repayment Period: 4 years (48 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Wing It On Wheels, LLC

Founded: 2019

Address: 34 Boston Alley, Sutter Creek CA 95685

Industry: Restaurant

Employees: 2

Website: wingiton49.com

Use of Funds Allocation:

· (100%) 40,000 -Building the "Wing It On Wheels" food trailer

Social:

Yelp: 4.5 Star rating

Facebook: 2.4 K Followers





Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$4,539	$12,435
Cash & Cash Equivalents	$1,039	$4,564
Accounts Receivable	$0	$3
Short-term Debt	$5,046	$4,478
Long-term Debt	$30,725	$0
Revenues / Sales	$106,706	$73,645
Cost of Goods Sold	$70,273	$18,860
Taxes & Licenses	$7,878	$1,015
Net Income	$-46,761	$9,409
Gross Margins	34%	74%

Recognition:

2020
- Voted "Best New Business" & "Best Hot Dog" (in lieu of a wings category) in Amador County.
- Frontpage coverage in Amador County's local paper "The Dispatch Ledger"
- Wing It has had constant and consistent 5-star reviews on Yelp, Google & Facebook from both locals and tourists visiting.

About:

Wing It started as a dream of Co-owners Justin Valencia and Manuel Duarte in 2019. Justin and Manny consider themselves not just chicken wing lovers but wing enthusiasts. They were tired of driving over an hour to Sacramento with their wives just to get a good wing. As they started to brainstorm, they combined their marketing, IT, and entertainment backgrounds to launch "Wing It," the only authentic wing-based restaurant in all of Amador County, California. When you don't know where to eat for lunch or dinner what do you do? Just "Wing it".

Founder's Story:

Justin Valencia and Manuel Duarte are the team and brains behind the successful business Wing It, located in Amador County, California. Justin Valencia is a 25+ yr radio programmer and personality by trade, turned professional realtor, and now restaurant owner. Justin moved back to his roots in Amador County to build a professional digital radio station for a local casino and help people accomplish their real estate dreams. Manuel Duarte spent 17 years as a diesel mechanic but changed careers to a self-employed IT guru, FAA licensed drone pilot, and DIY carpenter. Five months after losing his father, he used his father's motivation to start Wing It with Justin, and they've been working on the business ever since.

